
SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886


06010298

Our Ref: 22277-00002

January 13, 2006


SEC MAIL PROCESSING
RECEIVED
152
WASH. D.C.
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

File No.: 82-34696



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

Results of Extraordinary General Meeting

China Oilfield Services Limited ("COSL" or the "Company") held its extraordinary general meeting ("EGM") on 12 January 2006 (Thursday) at the Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China.

Agenda of the EGM

The agenda for the EGM is as follow:

(i) To consider and approve the proposed issue of a short-term debenture in the People's Republic of China in an aggregate principal amount not exceeding RMB2,000,000,000 in 2006.

Attendance at the EGM

Shareholders of domestic shares or their proxies who represented a total of 2,460,468,000 domestic shares attended the EGM. Shareholders of H shares who represented 611,100,725 H shares appointed the Chairman of the EGM to vote in the EGM. Shareholders or their proxies in presence represented more than 50% of the total share capital of the Company. The number of shares entitling the holders to attend and vote for or against all resolutions at the EGM totalled 3,071,568,725 shares. There were 0 shares entitling the holders to attend and vote only against all resolutions at the EGM.

The EGM was chaired by Mr. Wu Mengfei, an executive director of the Company. Jun He Law Offices was authorized by Computershare Hong Kong Investor Services Limited as the scrutineer and was responsible for the vote counting.

Results of the EGM

All shareholders of the Company are entitled to vote for or against the special resolution. The proposed issue of a short-term debenture in the People's Republic of China in 2006 was approved by a special resolution by the shareholders of the Company present or by proxy at the EGM by way of poll. Upon discussion and voting in the EGM, the proposal of issuing a short-term debenture in the People's Republic of China in an aggregate principal amount not exceeding RMB2,000,000,000 in 2006 was approved with affirmative votes amounted to 3,071,568,725 shares and 0 votes in objection. The affirmative votes exceeded two-thirds of the voting rights held by the shareholders who attended the EGM.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 12 January 2006

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive director is Mr. Fu Chengyu; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.